FOR IMMEDIATE RELEASE
For more information contact:
Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2011

Buenos Aires, Argentina, February 15, 2012 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2011.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

➢	Net income for the fiscal year ended December 31, 2011, amounted to Ps. 1,106.9 million or Ps. 0.892 per share, equivalent to Ps. 8.92 per ADS.

➢	During the same period, Banco de Galicia y Buenos Aires (the “Bank”) recorded a Ps. 1,107.3 million net income.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2011

➢	Net income for the fourth quarter ended December 31, 2011, amounted to Ps. 355.1 million or Ps. 0.286 per share, equivalent to Ps. 2.86 per ADS.

➢
This result was mainly attributable to the income derived from our interests in the Bank (Ps. 340.5 million), in Sudamericana Holding S.A. (Ps. 18.7 million) and from the deferred tax adjustment (Ps. 7.7 million) partially offset by administrative and financial expenses of Ps. 12.0 million.

➢	During the fourth quarter ended December 31, 2011, the Bank recorded a net income of Ps. 359.0 million, higher than the Ps. 197.8 million corresponding to the fourth quarter of FY 2010.

➢	As of December 31, 2011, the Bank’s market share of loans to the private sector was 8.64%. In terms of deposits, market share of the private sector was 8.78%.

➢	The table below shows information regarding the results per share based on Grupo Financiero Galicia’s financial statements.

Press Release |4° Q 2011	1

	In pesos
Earnings per Share	FY 2011	FY 2010	Twelve months ended at
	4th Q. 12/31/11	4th Q. 12/31/10	12/31/11	12/31/10

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	2.861	1.989	2.861	1.989
Book Value per ADS (1 ADS = 10 ordinary shares)	28.610	19.89	28.610	19.890
Earnings per Share	0.286	0.153	0.892	0.329
Earnings per ADS (1 ADS= 10 ordinary shares)	2.860	1.53	8.920	3.290

➢	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 3.47% on average assets and of 42.38% on average shareholders’ equity.

	Percentages
Profitability	FY 2011	FY 2010	Twelve months ended at
	4th Q. 12/31/11	4th Q. 12/31/10	12/31/11	12/31/10

Return on Average Assets *	3.47	2.73	3.07	1.76
Return on Average Shareholders Equity *	42.38	32.28	37.39	18.63

* Annualized.

➢	The table below shows Grupo Financiero Galicia’s income statement on a non-consolidated basis, which includes the elimination of transactions with controlled companies.

	In millions of pesos
GFG Income Statement (non consolidated)	Twelve months ended at
	12/31/11	12/31/10
Income from equity investments	1,153.1	472.6
Administrative expenses	(20.0)	(23.5)
Net other income	6.5	1.8
Net financial income	(31.8)	(41.9)
Income tax	(0.9)	(0.0)
Net Income for the year	1,106.9	408.9

2	Press Release |4° Q 2011

NET INCOME BY BUSINESS

	In millions of pesos
Net Income by Business	FY 2011		Twelve months ended at
	4th Q. 12/31/11	3rd Q. 09/30/11	12/31/11	12/31/10

Income from stake in Banco Galicia (94.8%)	340.5	251.6	1,050.1	187.5
Income from stake in Sudamericana Holding (87.5%)	18.7	33.3	81.4	10.5
Income from stake in Cìa Finaciera Argentina	1.8	0.5	2.3	0.0
Income from stake in other companies	-1.5	0.8	-1.2	-0.7
Deferred tax adjustment in Banco Galicia' s subsidiaries	7.7	2.0	20.1	5.7
Other Income GFG	-12.0	-11.9	-44.9	-13.7
Income tax	0.0	-1.1	-0.9	0.3
Net Income for the period	355.2	275.2	1,106.9	189.6

➢
"Income from stake in Sudamericana Holding" includes the results from our interest in such company as of December 31, 2011. Please keep in mind that results for the third quarter correspond to the six (6) month period of April 2011 to September 2011.

Argentine Central Bank rules establish that the accounts of non-homogeneous activities must be included under “Net Other Income.” Therefore in the consolidated Income Statement, the main accounts of Sudamericana Holding S.A. and its subsidiaries (premiums, claims, operating costs, etc.) are included in such item.

➢	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

➢	“Other Income GFG” for the fourth quarter 2011 mainly includes administrative expenses for Ps. 5.9 million and financial expenses for Ps. 7.2 million.

Press Release |4° Q 2011	3

DIVIDEND PAYMENT

➢
After the end of FY 2011, the Argentine Central Bank modified regulations regarding minimum capital requirements and dividend distribution. As a result of these new regulations, the Bank will not pay dividends for FY 2011. Grupo Financiero Galicia has resolved to propose at the Annual Shareholders’ Meeting payment of a cash dividend in the amount of Ps. 17.8 million, equivalent to Ps. 0.0143 per share, subject to the deduction of the personal assets tax (if applicable).

CONFERENCE CALL

➢
On Friday, February 17, 2012, at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-4772 - Passcode: 9574497.

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

4	Press Release |4° Q 2011

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA*

	In millions of pesos
	12/31/11	09/30/11	06/30/11	03/31/11	12/31/10
Cash and due from banks	6,418.9	6,902.2	5,546.7	5,295.0	5,645.6
Government and Corporate Securities	5,230.9	3,765.0	5,246.0	3,277.7	2,278.0
Net Loans	30,904.5	28,311.1	26,079.6	23,177.8	21,353.8
Other Receivables Resulting from Financial Brokerage	5,013.8	3,638.8	4,541.7	3,926.8	3,326.0
Equity Investments in other Companies	56.2	55.7	47.4	54.3	52.8
Bank Premises and Equipment, Miscellaneous and Intangibles	1,920.6	1,744.0	1,640.0	1,557.1	1,483.6
Other Assets	1,648.1	1,839.2	1,751.5	1,603.6	1,568.3
TOTAL ASSETS	51,193.0	46,256.0	44,852.9	38,892.3	35,708.1
Deposits	30,135.1	28,531.5	27,081.9	23,810.8	22,222.8
Other Liabilities Resulting from Financial Brokerage	13,927.1	11,058.7	11,538.3	9,174.5	7,608.1
Subordinated Negotiable Obligations	984.4	958.1	939.5	900.0	1,253.0
Other Liabilities	2,065.5	2,031.2	1,936.2	1,892.3	1,772.5
Minority Interes	529.3	480.1	435.8	417.2	382.2
TOTAL LIABILITIES	47,641.4	43,059.6	41,931.7	36,194.8	33,238.6
SHAREHOLDERS' EQUITY	3,551.6	3,196.4	2,921.2	2,697.5	2,469.5

INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.08	2.48	2.30	2.32	2.43
Wholesale Price Index (%)**	2.8	3.08	3.21	3.02	2.82
C.E.R. (%)**	2.12	2.34	2.43	2.32	2.32
Exchange Rate ($/U$S)***	4.3032	4.2045	4.1110	4.0520	3.9758

*Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
**Variation within the quarter.
***Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

Press Release |4° Q 2011	5

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	12/31/11	09/30/11	06/30/11	03/31/11	12/31/10
FINANCIAL INCOME	1,907.4	1,519.9	1, 381.2	1, 209.2	1,174.6
Interest on Cash and Due From Bank	0.1	0. 2	0.1	0.2	0.1
Interest on Loans to the Financial Sector	12.3	6. 6	3.8	2.1	3.5
Interest on Overdrafts	158.8	100.4	80.6	58.7	56.2
Interest on Notes	273.8	196.1	166.3	160.9	142.7
Interest on Mortgage Loans	29.6	27.3	29.0	26.8	26.6
Interest on Pledge Loans	7.7	6.3	5.5	4.9	3.8
Interest on Credit Card Loans	522.2	421.2	415.1	385.7	341.9
Interest on Financial Leases	31.0	24.0	21.5	19.3	17.8
Interest on Other Loans	545.3	484.5	447.7	403.9	361.8
Net Income from Government and Corporate Securities	300.7	205.1	146.0	101.2	164.8
On Other Receivables Resulting from Financial Brokerage	16.5	4.2	8.5	5.4	4.6
Net Income from Guaranteed Loans-Decree 1387/01	0.9	1.8	0.8	0.9	0.8
Adjustment by application of adjusting index	0.3	0.7	0.4	0.6	0.7
Quotations Differences on Gold and Foreign Currency	(21.5)	(2.2)	11.3	12.4	29.4
Other	29.7	43.7	44.6	26.2	19.9
FINANCIAL EXPENSES	721.5	587.2	522.4	443.1	405.3
Interest on Savings Accounts Deposits	1.1	2. 1	1.9	1.8	1.6
Interest on Time Deposits	453.2	310.6	272.7	236.4	207.9
Interest on Interbank Loans Received (Call Money Loans)	2.2	0. 1	0.4	0.1	1.4
Interest on Loans from Financial Sector	14.9	10.5	9.6	9.3	4.4
For Other Liabilities resulting from Financial Brokerage	116.0	99.8	80.6	54.0	47.8
Interest on Subordinated Negotiable Obligations	28.3	27.7	26.4	32.1	35.3
Other interest	6.6	4. 8	5.5	9. 0	3.6
Net Income From Options	0.1	-	-	-	-
Adjustment by application of adjusting index	-	0. 1	-	-	-
Contributions to the Deposit Insurance Fund	12.7	11.9	10.6	9. 7	8.6
Quotations Differences on Gold and Foreign currency	4.1	-	-	-	-
Other	82.3	119.6	114.7	90.7	94.7
GROSS BROKERAGE MARGIN	1,185.9	932.7	858.8	766.1	769.3
PROVISIONS FOR LOAN LOSSES	271.6	205.5	191.9	174.4	162.3
INCOME FROM SERVICES, NET	690.5	626.8	5 85.9	548.5	507.5
ADMINISTRATIVE EXPENSES	1,162.9	1,124.3	1, 015.2	902.8	864.5
Personnel Expenses	636.5	614.2	577.4	527.5	486.0
Directors' and Syndics' Fees	5.4	3. 6	3.4	4.1	4.5
Other Fees	55.2	51.5	42.8	38.7	32.7
Advertising and Publicity	83.2	83.2	69.4	44.7	62.3
Taxes	84.8	84.9	70.4	58.5	57.6
Depreciation of Premises and Equipment	24.4	24.5	22.4	21.6	20.6
Amortization of Organization and Development Expenses	35.0	27.3	22.6	19.7	18.9
Other Operating Expenses	142.7	141.5	126.7	115.4	109.9
Other	95.7	93.6	80.1	72.6	72.0
MINORITY INTEREST	(49.8)	(42.2)	(39.2)	(39.8)	(31.7)
INCOME FROM EQUITY INVESTMENTS	32.7	51.3	19.7	29.0	30.7
NET OTHER INCOME	242.1	231.5	145.3	133.6	23.2
INCOME TAX	311.8	195.1	114.8	132.2	82.6
NET INCOME	355.1	275.2	248.6	228.0	189.6

*Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

6	Press Release |4° Q 2011

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA*

	In millions of pesos
Twelve months ended at	12/31/11	12/31/10
FINANCIAL INCOME	6,017.7	3,614.9
Interest on Cash and Due From Banks	0.6	0.7
Interest on Loans to the Financial Sector	24.8	8. 5
Interest on Overdrafts	398.5	186.4
Interest on Notes	797.1	498.4
Interest on Mortgage Loans	112.7	103.9
Interest on Pledge Loans	24.4	11.5
Interest on Credit Card Loans	1,744.2	1,143.6
Interest on Financial Leases	95.8	63.8
Interest on Other Loans	1,881.4	981.7
Net Income from Government and Corporate Securities	753.0	407.9
On Other Receivables Resulting from Financial Brokerage	34.6	15.4
Net Income from Guaranteed Loans-Decree 1387/01	4.4	3. 6
Adjustment by application of adjusting index	2.0	5.3
Quotations Differences on Gold and Foreign Currency	-	76.3
Other	144.2	107.9
FINANCIAL EXPENSES	2,274.2	1,412.7
Interest on Demand Accounts Deposits	-	5. 5
Interest on Savings Accounts Deposits	6.9	5.4
Interest on Time Deposits	1,272.9	748.2
Interest on Interbank Loans Received (Call Money Loans)	2.8	6.2
Interest on Loans from Financial Sector	44.3	6. 5
For Other Liabilities resulting from Financial Brokerage	350.4	165.6
Interest on Subordinated Negotiable Obligations	114.5	137.8
Other interest	25.9	6. 4
Net Income from Options	0.1	0.4
Adjustment by application of adjusting index	0.1	0.1
Contributions to the Deposit Insurance Fund	44.9	31.8
Quotations Differences on Gold and Foreign Currency	4.1	-
Other	407.3	298.8
GROSS BROKERAGE MARGIN	3,743.5	2,202.2
PROVISIONS FOR LOAN LOSSES	843.4	551.5
INCOME FROM SERVICES, NET	2,451.7	1,781.9
ADMINISTRATIVE EXPENSES	4,205.2	2,845.3
Personnel Expenses	2,355.6	1,602.7
Directors' and Syndics' Fees	16.5	11.4
Other Fees	188.2	99.7
Advertising and Publicity	280.5	189.6
Taxes	298.6	190.7
Depreciation of Premises and Equipment	92.9	76.9
Amortization of Organization and Development Expenses	104.6	63.1
Other Operating Expenses	526.3	373.6
Other	342.0	237.6
MINORITY INTEREST	(171.0)	(104.3)
INCOME FROM EQUITY INVESTMENTS	132.7	62.1
NET OTHER INCOME	752.5	122.0
INCOME TAX	753.9	258.2
NET INCOME	1,106.9	408.9

*Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 – Law 19550).

Press Release |4° Q 2011	7